08027767

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street, SE
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (800) 530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2007 AND 2006

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 22nd day of February, 2008, a Notary Public in and for Kent County, Michigan.

(Signature)
NOTARY PUBLIC
My Commission expires 12/01, 2013

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Edward S. Kisscorni CPA/MBA
Mary Beth Lorenz CPA
Melinda K. DeMarse CPA

INDEPENDENT AUDITOR'S REPORT

February 15, 2008

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co, P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2007	December 31, 2006
Cash	$ 826,607	$ 769,067
Receivables:		
Commissions	259,503	141,625
Related parties	16,813	19,775
Representatives	9,938	9,607
Prepaid expenses	232,447	82,878
Office furniture and equipment, at cost, less accumulated depreciation of $47,745 and $36,444, respectively	10,228	16,728
Software net of of accumulated amortization of $17,240 and $7,834, respectively	17,640	17,277
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	98,357	7,206
CRD Daily account	6,463	1,332
TOTAL ASSETS	$ 1,502,996	$ 1,090,495
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Representatives	$ 231,087	$ 182,379
Trade	13,501	11,276
Accrued expenses:		
Other state taxes	32,050	-
Wages and salaries	-	11,474
Leased employees - related party	14,019	-
Single business tax	500	3,000
Note payable	100,309	-
Operational accounts - Pershing	965	690
Representative errors and omission insurance deposits	52,493	56,610
Capital lease obligation	-	6,579
Total Liabilities	444,924	272,008
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	285,000	285,000
Retained earnings	573,072	333,487
Total Stockholders' Equity	1,058,072	818,487
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,502,996	$ 1,090,495

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME

	For year ended December 31,			
	2007		2006	
REVENUES:				
Commissions	$ 7,296,662	73.23 %	4,740,562	76.90 %
Fees for account supervision	1,694,044	17.00	682,259	11.07
Other revenue	974,865	9.78	741,765	12.03
	9,965,571	100.01	6,164,586	100.00
EXPENSES:				
Salaries and other employment costs for officers	60,500	0.61	-	-
Other employment compensation and benefits	644,709	6.47	407,725	6.61
Regulatory fees and expenses	95,780	0.96	70,272	1.14
Other expenses	8,612,065	86.42	5,151,438	83.57
	9,413,054	94.46	5,629,435	91.32
NET INCOME	$ 552,517	5.55 %	$ 535,151	8.68 %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balance at January 1, 2006	12,000	$ 200,000	$ 285,000	$ (201,664)	$ 283,336
Net income for the year	-	-	-	535,151	535,151
Balance at December 31, 2006	12,000	200,000	285,000	333,487	818,487
Distributions				(312,932)	(312,932)
Net income for the year	-	-	-	552,517	552,517
Balance at December 31, 2007	12,000	$ 200,000	$ 285,000	$ 573,072	$ 1,058,072

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	For year ended December 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 552,517	$ 535,151
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization expense	20,708	16,798
(Increase) decrease in:		
Receivables	(115,246)	(129,614)
Prepaid expenses	(149,569)	26,297
Operational accounts	(91,151)	14,482
CRD Daily account	(5,131)	2,220
Increase (decrease) in:		
Accounts payable	50,932	39,554
Accrued expenses	32,097	581
Other liabilities	(3,843)	5,350
NET CASH PROVIDED BY OPERATING ACTIVITIES	291,314	510,819
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(4,802)	(6,789)
Purchase of software	(9,769)	(18,000)
NET CASH USED BY INVESTING ACTIVITIES	(14,571)	(24,789)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short term financing	141,650	-
Payments on short term financing	(41,341)	-
Payments on capital lease obligations	(6,579)	(7,525)
Distributions paid	(312,933)	-
NET CASH USED BY FINANCING ACTIVITIES	(219,203)	(7,525)
INCREASE IN CASH	57,540	478,505
CASH, Beginning of Year	769,067	290,562
CASH, End of Year	$ 826,607	$ 769,067
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 7,153	$ 4,767

See Independent Auditor's Report
See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2007 and 2006.

ACCOUNTS RECEIVABLE

Accounts receivable are mutual fund and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are included in the allowance for losses on accounts receivable, along with a general reserve. Such losses have historically been within management's expectations. Although management believes no allowance for losses is necessary based on management's knowledge of current events and actions it may undertake in the future, the allowance may ultimately differ from actual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

SOFTWARE

Software is being amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2007 and 2006.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENT – FASB INTERPRETATION NO. 48

The Financial Accounting Standards Board (FASB) has issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (Interpretation). The Interpretation establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures for all entities. The Interpretation is effective for the Company on January 1, 2008, and is to be applied to all open tax years as of the date of effectiveness. Management adopted this interpretation during the year ended December 31, 2007.

3. CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $828,944 as of December 31, 2007, were uninsured and uncollateralized.

4. ADVERTISING COSTS

Advertising expense charged to operations totaled $3,292 and $2,614 for the years ended December 31, 2007 and 2006, respectively.

5. SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2007 and 2006, was $9,406 and $5,117 respectively. Estimated aggregate amortization expense for each of the next three fiscal years is as follows:

For the year ending December 31:	2008	10,260
	2009	6,256
	2010	1,124
		$ 17,640

6. CAPITAL LEASE OBLIGATION

The Company leased office equipment under a capital lease that expired in November 2007. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. Assets are amortized over the related lease terms. Amortization of $6,243 and $7,491 was charged to depreciation expense for the year ended December 31, 2007 and 2006, respectively.

6. CAPITAL LEASE OBLIGATION (CONTINUED)

The following is a summary of property held under capital lease:

	December 31, 2007	December 31, 2006
Equipment	$ 22,474	$ 22,474
Less accumulated depreciation	(22,474)	(16,231)
	$ -	$ 6,243

Capital lease obligation is summarized as follows:

	December 31, 2007	December 31, 2006
Obligation under capital lease	$ -	$ 6,579
Less current portion	-	6,579
	$ -	$ -

7. NOTE PAYABLE

The Company has an unsecured note payable to finance its errors and omissions insurance. The note requires monthly payments of $14,782 including interest at 9.40% and matures in August 2008.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $654,834 which was $604,834 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 0.68 to 1. At December 31, 2006, the Company had net capital of $628,963, which was $578,963 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 0.42 to 1.

9. CONCENTRATION RISK

There were no major representatives who generated ten percent or greater of the Company's revenues during the years ended December 31, 2007 or 2006.

10. RELATED PARTY TRANSACTIONS

The Company rents office space from a related limited liability company. Monthly payments of $7,030 were paid on a month-to-month basis for office space during 2007. Monthly payments of $1,500 were paid on a month-to-month basis for office space during 2006. A total of $84,360 and $18,000 was charged to expense under this agreement during the years ended December 31, 2007 and 2006, respectively.

Additionally, the Company reimburses a related party on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $8,614 and $8,317 at December 31, 2007 and 2006, respectively. Total expenses reimbursed for the year ended December 31, 2007 and 2006 were $189,334 and $82,932 respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Corporation. These related representatives generated $1,841 and $11,667 in revenue during the years ended December 31, 2007 and 2006, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $0 for each of the years ended December 31, 2007 and 2006, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. In addition to the payment to the representative generating the revenue, an additional commission is also paid to a related representative. Commission expense paid to related parties is summarized as follows:

	For year ended December 31,	
	2007	2006
Related representative commission expense	$ 1,473	$ 11,038

Of the total charged to commission expense, there were no amounts due to these representatives at December 31, 2007 and 2006, respectively.

The Company has a revenue sharing agreement with a related party that was established on November 28, 2006. The revenue sharing agreement generated $244,890 and $39,586 of the Company's revenues for the years ended December 31, 2007 and 2006.

The Company engages in business with another related party. The revenue generated from this business totaled $175,194 of the Company's revenues for the year ended December 31, 2007.

10. RELATED PARTY TRANSACTIONS (CONTINUED)

As of April 1, 2007, the Company began leasing the majority of their employees from a related party employee leasing company. The payments made to this Company are for payroll related expenses plus a management fee. Total payments made to this related party for the year ended December 31, 2007 were $496,266. The unpaid portion of these expenses included in accounts payable at year end was $126 at December 31, 2007. Accrued leased employee expense totaled $14,019 at December 31, 2007.

11. RETIREMENT PLAN

The Company sponsored a qualified profit sharing plan (Plan) with a 401(k) deferred compensation provision until March 31, 2007. All employees who have attained the age of 21 and completed one year of service, as defined in the Plan, are eligible to participate in this Plan. The Plan also provides for mandatory four percent matching contribution. As of April 1, 2007, sponsorship of this qualified profit sharing Plan was transferred from USA Financial Securities Corporation to a related party. All leased employees who meet the eligibility requirements as defined in the agreement may participate in the Plan. Amounts charged to expense under the Plan before April 1, 2007 and for the year ended December 31, 2006 were $2,274 and $6,656, respectively. The Company no longer pays a portion of the Plan's administrative costs.

12. RECLASSIFICATION

Certain amounts in the financial statements for the year ended December 31, 2006 have been reclassified, with no effect on previously reported net income or stockholders' equity, to be consistent with the classification adopted as of and for the year ended December 31, 2007.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL:		
Total stockholders' equity		$ 1,058,072
Total capital		1,058,072
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions	109,709	
Representatives	9,938	
Related party	16,813	
Prepaid expenses	232,447	
Office furniture and equipment, net of capital lease obligation	10,228	
Software, net of amortization	17,640	
CRD Daily account	6,463	403,238
TOTAL NET CAPITAL		$ 654,834
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 244,587
Accrued expenses:		
Note payable		100,309
Representative errors and omission insurance deposits		52,493
Leased employees - related party		14,019
Single business tax		500
Other state taxes		32,050
Operational accounts - Pershing		965
TOTAL AGGREGATE INDEBTEDNESS		$ 444,923
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement		$ 50,000
Minimum net capital required		$ 29,810
Excess net capital at 1,500 percent		$ 604,834
Excess net capital at 1,000 percent		$ 610,342
Ratio: Aggregate indebtedness to net capital		0.68 to 1

Note: See Schedule II - Reconciliation with Company's Computation of Net Capital

USA FINANCIAL SECURITIES, INC.
SCHEDULE II -
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL -
INCLUDED IN PART II OF FORM X-17A-5

AS OF DECEMBER 31, 2007

RECONCILATION OF NET CAPITAL:		
Net Capital, as reported in the Company's Part II (unaudited focus report)	$	735,123
Adjustments identified during the audit and approved by management:		
Net adjustments to total assets		95,476
Net adjustments to total liabilities		(85,022)
Adjustments to non-allowable assets due to above adjustments		(90,743)
TOTAL NET CAPITAL - Per Schedule I - Computation of Net Capital Under Rule Rule 15c-3-1 of the Securities and Exchange Commission	$	654,834

See independent auditor's report

EHTC Business Strategists
Certified Public Accountants
Echelbarger, Himebaugh, Tamm & Co., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Edward S. Kisscorni CPA/MBA
Mary Beth Lorenz CPA
Melinda K. DeMarse CPA

SCHEDULE III –
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

February 15, 2008

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (the Company), for the years ended December 31, 2007 and 2006 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

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